

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2019

Yi Duan
Chief Executive Officer
Fangdd Network Group Ltd.
18/F, Unit B2, Kexing Science Park
15 Keyuan Road, Technology Park
Nanshan District, Shenzhen, 518057
People's Republic of China

       Re: Fangdd Network Group Ltd.
          Amendment No. 3 to
          Draft Registration Statement on Form F-1
          Submitted April 25, 2019
          CIK No. 0001750593

Dear Mr. Duan:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS F-1 Filed April 26, 2019

Risk Factors, page 16

1.   Please revise to expand your risk factor disclosure to include a discussion of the risks associated with the jury trial waiver in your deposit agreement and impacts of the provision on shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 79

2.   Please revise your disclosure to include a discussion of the error you discovered in prior period financial statements and the impact of the error on your results of operations.

2. Summary of Signficant Accounting Policies
(b) Restatement of 2016 and 2017 financial statements, page F-14

3.   We note your disclosure related to your restatement of previously issued financial statements to state the value of your Redeemable Convertible Preferred Shares at redemption value. Please provide us with a detailed analysis showing how you came to this determination, how you determined the restatement amounts, and providing reference to the applicable accounting literature.

9. Equity Method Investments, page F-36

4.   We note from your prior response to our comments and your disclosure that you did not enter into any new sales commitment arrangements with developers in 2018 and that you have revised your strategy and decided not to enter into any new sales commitment arrangements with developers from 2018 onwards. We also note from your disclosure on page F-37 that you injected capital into several equity method investees during 2018 related to your sales commitment arrangements. Please clarify for us the purpose of these equity method investments in 2018 and how they relate to your sales commitment arrangements.

13. Accrued expenses and other payables, page F-40

5.   We note in note (3) to footnote 13 that as part of your sales commitment arrangements, you may enter into collaborative arrangements with independent third parties or equity method investees to fund deposits required under the sales commitment arrangements, and that you share the base commission income and sales incentive income earned with these partners. We also note that your revenues under these contracts with collaborative arrangements were greater in 2018 than in previous years, despite the fact that you did not enter into any sales commitment arrangements in 2018, as disclosed elsewhere. Please tell us how these revenues were generated and if they are only earned under sales commitment arrangements, as your disclosure appears to indicate, or if you enter into collaborative arrangements for purposes other than the sales commitment arrangements.

You may contact Eric Mcphee, Staff Accountant, at 202-551-3693 or Robert Telewicz, Accounting Branch Chief, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at 202-551-7150 or Sonia Barros, Assistant Director, at 202-551-3655 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities

cc: Will H. Cai